UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations



EMBRAER

EARNINGS RESULTS

2nd Quarter 2024

Highlights

+88%

Embraer delivered **47 jets in 2Q24** of which **27 were executive jets** (20 light and 7 medium), **19 were commercial jets** and 1 multi-mission C-390 Millennium in Defense – an increase of 88% compared to the 25 aircraft delivered in 1Q24.

+20%

Firm order backlog of US$21.1 billion in 2Q24 – a 7-year high, up more than 20% annually. For more information please see our 2Q24 Backlog and Deliveries release.

+67%

Revenues totaled US$1,494 million in the period or an increase of 67% compared to the previous quarter (qoq). Highlight for Commercial Aviation revenues with 176% growth.

138.8 M

Adjusted EBIT reached US$138.8 million with a 9.3% margin in 2Q24 (US$6.8 million and 0.8% in 1Q24).

(215) M

Adjusted free cash flow w/o Eve in 2Q24 was negative US$(215) million because of working capital needs to support higher number of deliveries in the second half of 2024.

+7.0%

2024 Guidance reiterated: Management believes current estimates are valid and represent evenly balanced opportunities and risks for full year operations. Commercial Aviation deliveries between **72 and 80** aircraft, and Executive Aviation deliveries between **125 and 135.** Total company revenues in the **US$6.0-6.4 billion** range, Adjusted EBIT margin between **6.5% and 7.5%**, and Adjusted free cash flow of **US$220 million or higher.**

Main Financial Indicators

In millions of U.S. dollars, except % and earnings per share data

IFRS	2Q23	1Q24	2Q24	1H24
Revenue	1.292,3	896,6	**1.494,2**	2.390,8
Adjusted EBITDA	148,9	47,1	**190,4**	237,5
Adjusted EBITDA margin %	11,5%	5,2%	**12,7%**	9,9%
Adjusted EBIT	99,9	6,8	**138,8**	145,6
Adjusted EBIT margin %	7,7%	0,8%	**9,3%**	6,1%
Adjusted net income (loss) [1]	57,9	(12,8)	**80,4**	67,6
Adjusted earnings (loss) per share - ADS basic	0,3155	(0,0699)	**0,4378**	0,3679
Adjusted free cash flow w/o EVE	(10,7)	(346,1)	**(215,1)**	(561,2)
Net debt w/o Eve*	(1.459,4)	(1.048,2)	**(1.307,2)**	(1.307,2)

Financials derived from unaudited information.
**Net debt w/o Eve represents cash and cash equivalents, plus financial investments and intercompany loan receiveble, minus short and long-term loans and financing, less Eve's Net debt.*

São Paulo, Brazil, August 8, 2024

(B3: EMBR3, NYSE: ERJ). The company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended June 30, 2024 (2Q24), March 31, 2024 (1Q24), and June 30, 2023 (2Q23), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

2024 Guidance (Eve Not Included)

Management believes current estimates are still valid and represent evenly balanced risks and opportunities for full year operations. Commercial Aviation deliveries between **72 and 80** aircraft, and Executive Aviation deliveries between **125 and 135.** Total company revenues in the US$6.0-6.4 billion range, Adjusted EBIT margin between **6.5% and 7.5%**, and Adjusted free cash flow of **US$220 million or higher**.

2024 GUIDANCE	
Commercial Aviation deliveries	72 - 80
Executive Aviation deliveries	125 - 135
Consolidated revenues (US$ billion)	6.0 - 6.4
Adjusted EBIT margin	6.5% - 7.5%
Free cash flow (US$ million)	220 or higher

1 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer's Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.

Deliveries and Backlog

Embraer delivered 47 jets in 2Q24, an increase of 88% qoq, with 27 executive jets (20 light and 7 medium), 19 commercial jets (8 E1-175, 7 E2-195 and 4 E2-190) and 1 multi-mission airlift C-390 Millennium in Defense. Commercial Aviation was the highlight for the quarter with an increase of 12% in deliveries when compared to 2Q23. For more information please see our 2Q24 Backlog and Deliveries release.


Executive Aviation
Light Jets
Medium Jets
-10%
19
11
19
9
30
19
11
7
20
7
2Q23
3Q23
4Q23
1Q24
2Q24


Defense & Security
C-390
0%
1
0
1
0
1
2Q23
3Q23
4Q23
1Q24
2Q24


Commercial Aviation
E1
E2
+12%
10
7
6
9
7
18
3
4
8
11
2Q23
3Q23
4Q23
1Q24
2Q24

The company backlog reached US$21.1 billion in 2Q24 - or more than 20% higher year over year (yoy) and marginally higher qoq. The biggest increase happened in Commercial Aviation (+US$227 million) while the most significant decrease occurred in Defense & Security (-US$251 million). Last, but not least, the backlog for the other two businesses units increased marginally (+US$45 million). Executive Aviation continues to enjoy good momentum with book-to-bill in excess of 1.5:1 for the first semester of 2024.


US$ billion
+22%
17.3
2.7
2.3
4.3
8.0
17.8
2.8
2.2
4.3
8.6
18.7
3.1
2.5
4.3
8.8
21.1
3.1
2.4
4.6
11.1
21.1
3.1
2.1
4.6
11.3
2Q23
3Q23
4Q23
1Q24
2Q24
Services & Support
Defense & Security
Executive Aviation
Commercial Aviation

Revenue, Gross Margin and Adjusted EBIT

Consolidated revenue of US$1,494 million in 2Q24 represented an increase of 16% yoy and 67% qoq. There was solid performance from Services & Support and Commercial Aviation whose revenues increased 19% and 17%, respectively, compared to 2Q23. Year-to-date, consolidated revenues for the company totaled US$2,390.8 million or 19% higher than the US$2,009.0 million recorded a year ago.




9%
11%
378
336
2Q23
2Q24
Adj. EBIT margin
Revenues (US$M)

Executive Aviation

Revenues totaled US$335.5 million, a decrease of 11% yoy due to the lower number of deliveries and product mix. Even with the yearly reduction, the division posted the best first half in terms of revenues over the past ten years. Gross margin during the quarter was slightly better sequentially from 19.8% to 20.0%. Adjusted EBIT margin improved from 8.8% in 2Q23 to 11.3% in 2Q24 because of one-time items and lower SG&A expenses.




-4%
-1%
82
187
2Q23
2Q24
Adj. EBIT margin
Revenues (US$M)

Defense & Security

Revenues were US$187.2 million, almost 130% higher yoy. The growth was mainly explained by higher C-390 volumes. Consequently, reported gross margin improved from -1.5% in 2Q23 to 9.0% in 2Q24, in accordance with the percentage of completion calculation method. The Adjusted EBIT margin was -0.5% versus -4.1% a year ago and reflected both gross margin variance and one-time items.


E2
E195-E2


5%
4%
472
554
2Q23
2Q24
Adj. EBIT margin
Revenues (US$M)

Commercial Aviation

Revenues totaled US$553.5 million, 17% higher yoy. The reported gross margin decreased from 12.9% in 2Q23 to 9.1% in 2Q24 because of product mix, which led to a decrease in the Adjusted EBIT margin from 5.3% to 4.3% during the period.



Services & Support

Revenues were US$403.6 million, 19% higher yoy. Meanwhile, gross margin increased from 24.4% to 25.9% due to efficiency gains. Consequently, Adjusted EBIT margin increased from 15.7% in 2Q23 to 17.0% in 2Q24.


16%
17%
340
404
2Q23
2Q24
Adj. EBIT margin
Revenues (US$M)



Others

Include our Agricultural Aviation (i.e. crop duster), our cyber division Tempest and other businesses. Revenues for the segment fell almost 30% from US$20.2 million during 2Q23 to US$14.4 million in 2Q24, explained by lower volumes in the agriculture segment.


20
14
2Q23
2Q24
Revenues (US$M)

Financials derived from unaudited information.

Adjusted Ebit / Earnings Before Interest & Taxes

The company was able to deliver better operational results in 2Q24. Adjusted EBIT was US$138.8 million during the quarter while Adjusted EBIT margin was 9.3% if we exclude extraordinary items like Eve's US$(10.9) million contribution. Meanwhile, reported EBIT improved to US$127.9 million in 2Q24 from US$73.2 million in 2Q23 because of higher profitability from Services & Support. However, there were one-time items which propped up the Adjusted EBIT margin by circa 250 basis points (from 6.7% to 9.3%) in the period.


US$ Million
Adjusted EBIT 2Q24
200
150
100
50
128
11
139
EBIT
Eve results
Adjusted EBIT

Financials derived from unaudited information.

Net Income (Loss)

Net income (loss) attributable to Embraer shareholders and net income (loss) per ADS (American Depositary Shares) were US$99.4 million and US$0.5412 in 2Q24, compared to US$(18.8) million and US$(0.1024), respectively, in 2Q23. Meanwhile, Adjusted net income was US$80.4 million for the quarter compared to US$57.9 million a year ago if we exclude extraordinary effects such as US$(8.8) million in deferred taxes and US$(10.2) million from Eve's results (helped by mark-to-market gains in its warrants because of a lower stock price). It is important to highlight Eve's development costs began to be capitalized as intangible assets in 3Q23 as the program reached sufficient maturity.


US$ Million
Adjusted net income 2Q24
120
100
80
60
40
20
-
99
(9)
(10)
80
Embraer net income
Deferred income tax & social contribution net change
Eve results
Embraer adj. net income

Financials derived from unaudited information.

Investments

Embraer on a stand-alone basis invested a total of US$107.1 million in 2Q24 compared to US$91.0 million in 2Q23 driven by growth in services training (simulators), maintenance and Executive Aviation. Capital expenditures amounted to US$46.8 million (US$24.7 million a year ago), net additions to the pool program (spare parts) another US$11.1 million (US$23.9 million a year ago), net add to intangibles US$37.0 million and research US$12.2 million. Meanwhile, Eve invested a total of US$31.9 million during the quarter (US$13.2 million yoy), of which US$28.8 million were net add to intangibles and US$3.1 million to R&D. Consequently, Embraer and Eve invested on a consolidated basis a total of US$139.0 million during the period (US$104.20 million a year ago).


US$ Million
Investments 2Q24
150
125
100
75
50
25
-
47
11
37
12
107
29
3
32
139
Capex
Net add Pool program (spare parts)
Net add to intangible
Research
Embraer Investment
Eve net add to intangible
Eve Resarch
Eve R&D
Embraer & Eve investment

Financials derived from unaudited information.

Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer's Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.

Working Capital (w/o Eve)

Working capital increased US$245.6 million during 2Q24 because of traditional business seasonality. In the assets side, the main increases were in a) inventory (US$125.0 million qoq; of which work in progress was US$168.7 million) to fulfill the upcoming higher number of deliveries in the second half of 2024 and the planned production ramp up in 2025, and b) contract assets (US$81.4 million) related to government contracts. Meanwhile, in the liabilities side, at the aggregate level, the magnitude of the variance was limited (US$8.3 million). Trade accounts payable recorded the biggest increase (US$117.0 million), while contract liabilities (-US$66.8 million) and other payables (-US$66.1 million) registered the biggest decreases.

in millions of U.S. dollars

	Balance Sheet Data w/o Eve	2Q23	1Q24	2Q24	Δ qoq
	Inventories	2,888.9	3,119.5	3,244.5	125.0
A	Trade accounts receivable	212.0	214.9	223.9	9.0
	Customer and commercial financing	77.8	62.1	46.9	(15.2)
	Contract assets	586.9	544.4	625.8	81.4
	Other assets	520.8	619.0	656.1	37.1
	Contract liabilities	2,175.8	2,666.5	2,599.7	(66.8)
	Trade accounts payable	817.0	920.6	1,037.6	117.0
B	Trade accounts payable - Supplier finance	29.7	40.3	47.9	7.6
	Other payables	1,222.1	1,248.0	1,181.9	(66.1)
	Working Capital (A-B)	**41.8**	**(315.5)**	**(69.9)**	**245.6**

Financials derived from unaudited information.

Free Cash Flow

Embraer on a stand-alone basis Adjusted free cash flow was negative US$215.1 million in 2Q24. The net cash consumption during the period was mainly explained by increased working capital needs (US$239.0 million) for higher second half aircraft deliveries.



US$ Million
Reported Ebitda to Free Cash Flow
300
200
100
-
(100)
(200)
(300)
180
(239)
(15)
(58)
(66)
(35)
(14)
(247)
(31)
(215)
Embraer consolidated reported EBITDA 2Q24
Working Capital*
Working capital forex variance
Net additions to PP&E
Intangible
Inc. tx and social contrib.
Interest paid
Embraer consolidated adj. free cash flow
Eve free cash flow
Embraer stand-alone free cash flow

**Working capital for Embraer consolidated US$239.0 million; Embraer stand-alone US$245.6 million and Eve -US$6.6 million.*
Financials derived from unaudited information.

Inventories: *raw materials, work in progress, spare parts and finished goods.* ***Trade accounts receivable:*** *amount owed by clients for products sold and not paid yet.* ***Customer and commercial financing:*** *amount owed by clients for financing provided for products sold and not paid yet.* ***Contract assets:*** *rights to compensation for the work already completed but not yet billed at the reporting date.* ***Contract liabilities:*** *non-refundable advance payments received prior to a) delivery of aircraft or b) the acceptance of managerial stages under long-term contracts, as well as supply of spare parts, training, technical assistance and other obligations included in aircraft sales contracts.* ***Trade accounts payable:*** *amount owed by the company for goods and/or services provided by suppliers.* ***Trade accounts payable – supplier finance:*** *amount owed by the company for goods and/or services provided by suppliers which were invoiced to financial institutions for early payment.*

Cash Position Variance

The cash position for Embraer on a consolidated basis reached US$1,506 million in 2Q24, or roughly US$252 million lower than the US$1,758 million in 1Q24. The company's liquidity position remains strong, and it is complemented by its US$650 million Revolver Credit Facility (RCF). The company generated negative US$246.5 million in free cash flow during the quarter (Embraer stand-alone US$215.1 million and Eve US$31.4 million). Net financial position variance totaled negative US$4.3 million, while M&A (i.e. net investments in subsidiaries) outflows reached US$1.6 million. There were no dividend payments or buybacks during the period. Meanwhile, Eve's cash position stood at US$206.5 million in 2Q24. Therefore, Embraer on a stand-alone position finished the quarter with US$1,300 million in cash. Looking forwards, management expects the company's cash position to improve materially in 2H24 in line with its delivery and free cash flow guidance.


US$ Million
Cash position variance (from 1Q24 to 2Q24)
2,000
1,750
1,500
1,250
1,000
1,758
(247)
(4)
(2)
-
-
1,506
206
1,300
Embraer consolidated cash 1Q24*
Free cash flow**
Net financial position variance***
M&A
Dividends
Shares repurchased
Embraer consolidated cash 2Q24
Eve cash 2Q24
Embraer stand alone cash 2Q24

** Cash includes cash & cash equivalents, current and non-current financial investments (BS).*
*** Embraer consolidated free cash flow; Embraer stand-alone -US$215.1 million and Eve -US$31.4 million.*
**** Net financial position variance includes net financial investments (US$61.9m; CF), repayment / proceeds from borrowings (-US$3.7m; CF), lease payments (-US$4.1m; CF), foreign exchange gain (loss), net (-US$4.6m; CF) and change in current and non-current financial investments (-US$53.8m; BS). Financials derived from unaudited information.*

Debt & Liability Management

Liability management with an US$22.7 million increase in gross debt w/o Eve during the quarter (US$35.5 million consolidated). Embraer's net debt without Eve increased US$259.0 million to US$1,307.2 million in 2Q24 compared to US$1,048.2 million in 1Q24 (US$1,459.4 million 2Q23). The negative US$(215.1) million free cash flow generation during the quarter helps explains the sequential increase in the company's net debt position. Meanwhile, Eve's net cash position diminished US$28.9 million and reached US$153.4 million in 2Q24 versus US$182.3 million in 1Q24 (US$269.0 million in 2Q23), as the company continued to invest in its eVTOL development. Consequently, the consolidated entity net debt totaled US$1,153.8 million at the end of the period versus US$865.9 million a quarter ago (US$1,190.4 million yoy).

in millions of U.S. dollars

	2Q23	1Q24	2Q24	Δ yoy	Δ qoq
Embraer cash	2,026.2	1,535.8	1,299.5	(726.7)	(236.3)
Embraer loans	3,485.6	2,584.0	2,606.7	(878.9)	22.7
Embraer net debt	1,459.4	1,048.2	1,307.2	(152.2)	259.0
Eve cash	269.0	222.6	206.5	(62.5)	(16.1)
Eve loans	-	40.3	53.1	53.1	12.8
Eve net debt*	(269.0)	(182.3)	(153.4)	115.6	28.9
Embraer & Eve net debt **	**1,190.4**	**865.9**	**1,153.8**	**(36.6)**	**287.9**

Financials derived from unaudited information.
** Eve's net debt = cash and cash equivalents plus financial investments and intercompany loan receivable minus loans short-term and long-term.*
*** Net debt = cash and cash equivalents plus financial investments short-term and long term minus loans short-term and long-term*

In terms of debt profile, the average loan maturity decreased to 4.2 years in the quarter compared to 4.4 years qoq. The term structure of loans was 95% in long-term contracts and only 5% in short-term ones. In the interim, the cost of United States dollar-denominated loans was stable at 6.19% per year in 2Q24 compared to 1Q24, while the cost of Brazilian real-denominated loans was unchanged at 6.69% per year.


US$ Million
Net debt position 2Q24
1,500
1,000
500
-
(500)
(1,000)
(1,500)
1,300
(2,607)
(1,307)
206
(53)
153
(1,154)
Embraer cash
Loans
Embraer net debt
Eve cash
Eve Loans
Eve Net debt *
Embraer & Eve net debt **

Financials derived from unaudited information.

** Eve's Net debt = cash and cash equivalents plus financial investments and intercompany loan receivable minus loans short-term and long-term.*
*** Net debt = cash and cash equivalents plus financial investments short-term and long term minus loans short-term and long-term*


Deleveraging
US$ million
3.9x
2.3x
1.4x
2.0x
+0.6x
363
459
570
640
2021
2022
2023
2Q24
Net debt w.o Eve/ adj. Editda LTM
Adj. Editda LTM


Maturities
US$ million
2,156
RCF1
650
Eve2
206
Cash
1,300
55
36
50
49
1
942
5
937
711
6
705
17
11
6
817
31
786
2024
2025
2026
2027
2028
2029
>2030
Eve
Loan
Maturities 3

[1] *Revolving Credit Facility;*
[2] *Eve's cash = Cash and cash equivalents plus financial investments and intercompany loan receivable;*
[3] *Maturities = Do not consider accrued interest and deferred costs;*
**All numbers from Eve are IFRS.*

Boeing Arbitration Process Update

As previously disclosed, Embraer has been pursuing all appropriate remedies against Boeing for damages suffered by Embraer due to wrongful termination and violation of the Master Transaction Agreement and Contribution Agreement by Boeing, including by means of arbitration proceedings initiated by both sides in connection with the termination of the Master Transaction Agreement and/or the Contribution Agreement by Boeing. Embraer expects such arbitration will be concluded in 3Q24 and it is unable to predict the outcome of the arbitration proceedings.



FINANCIAL STATEMENTS

Embraer S.A. Consolidated Income Statement

(in millions of U.S. dollars, except earnings per share)

	2Q23	2Q24	1H23	1H24
Revenue	1,292.3	1,494.2	2,009.0	2,390.8
Cost of sales and services	(1,069.0)	(1,254.2)	(1,672.0)	(1,982.1)
Gross profit	223.3	240.0	337.0	408.7
Operating Income (expense)				
Administrative	(51.3)	(47.3)	(101.4)	(97.1)
Selling	(82.8)	(76.0)	(151.1)	(152.9)
Expected credit losses over financial assets and contract assets	14.2	(0.1)	13.2	(3.4)
Research	(23.8)	(15.3)	(55.6)	(27.4)
Other operating income	26.7	50.4	41.9	63.3
Other operating expense	(35.2)	(23.1)	(65.2)	(66.2)
Equity in income (losses) of associates	2.1	(0.7)	2.3	(1.0)
Operating profit (loss) before financial income	73.2	127.9	21.1	124.0
Financial income	35.7	77.9	62.4	184.6
Financial expenses	(112.6)	(78.7)	(192.2)	(161.0)
Foreign exchange gain (loss), net	2.9	(15.7)	4.7	(3.2)
Profit (loss) before taxes on income	(0.8)	111.4	(104.0)	144.4
Income tax expense	(25.3)	(8.9)	5.2	(9.5)
Profit (loss) for the period	(26.1)	102.5	(98.8)	134.9
Attributable to:				
- Owners of Embraer	(18.8)	99.4	(89.6)	128.1
- Non-controlling interests	(7.3)	3.1	(9.2)	6.8
Weighted average number of shares (in thousands)				
Basic	734.6	734.6	734.6	734.6
Diluted	734.6	734.6	734.6	734.6
Earnings (losses) per share				
Basic	(0.0256)	0.1353	(0.1220)	0.1744
Diluted	(0.0256)	0.1353	(0.1220)	0.1744
Earnings (losses) per share - ADS basic (US$)	(0.1024)	0.5412	(0.4879)	0.6975
Earnings (losses) per share - ADS diluted (US$)	(0.1024)	0.5412	(0.4879)	0.6975

Derived from unaudited financial statements.

Embraer S.A. Consolidated Cash Flow Statement
(in millions of U.S. dollars)

	2Q23	2Q24	1H23	1H24
Operating activities				
Net income (loss) for the period	(26.1)	102.5	(98.8)	134.9
Adjustment to net income for items not affecting cash				
Depreciation and amortization expenses	55.4	58.1	101.1	101.9
Realization of contribution from suppliers	(6.4)	(6.5)	(10.2)	(10.0)
(Reversal) losses due to reduction in the recoverable value of inventories	2.0	(2.4)	(1.5)	3.5
Adjustment to fair value - Financial Assets	2.0	(4.0)	(1.6)	6.1
Losses on fixed assets disposal	(2.4)	0.9	(0.6)	3.9
Expect credit losses (reversal) and receivables written-off	(14.2)	0.1	(13.2)	3.4
Income tax and social contribution	25.3	8.9	(5.2)	9.5
Accrued interest	44.0	42.9	88.1	90.0
Interest on marketable securities, net	(2.5)	(4.3)	(4.3)	(7.9)
Equity in associates gains and losses	(2.1)	0.7	(2.3)	1.0
Foreign exchange gain (loss), net	(6.4)	15.7	(3.3)	3.5
Other provisions	(25.9)	14.6	(28.1)	(0.1)
Other	0.7	0.9	1.8	3.5
Changes in assets				
Financial investments	105.0	82.6	(215.6)	48.8
Derivative financial instruments	52.9	(12.9)	54.6	(86.9)
Collateralized accounts receivable and accounts receivable	4.3	(34.4)	5.4	(33.0)
Contract assets	(17.5)	(80.8)	(82.1)	(114.6)
Customer and commercial financing	41.2	14.4	42.0	15.0
Inventories	(82.0)	(165.4)	(549.2)	(665.3)
Other assets	(35.5)	(55.8)	(61.8)	(56.5)
Changes in liabilities				
Trade accounts payable and Trade accounts payable - Supplier finance	1.9	135.6	73.7	275.9
Other payables	(7.9)	(39.8)	77.8	(1.4)
Contract liabilities	70.3	(71.0)	213.9	60.1
Taxes and payroll charges payable	54.6	8.9	53.4	9.1
Financial guarantees	-	-	(3.0)	-
Unearned income	2.9	(1.0)	2.3	(4.0)
Interest paid	(32.0)	(13.5)	(90.5)	(93.5)
Income tax and social contribution paid	(54.4)	(35.2)	(64.2)	(44.9)
1. Net cash generated (used) by operating activities	**147.2**	**(40.2)**	**(521.4)**	**(348.0)**
Investing activities				
Proceeds from sale of property, plant and equipment	13.1	-	13.4	-
Acquisition of property, plant and equipment	(48.6)	(57.9)	(90.3)	(100.8)
Additions to intangible assets	(44.9)	(65.8)	(74.2)	(130.9)
Additions investments in subsidiaries and affiliates	-	(1.6)	(17.7)	(15.4)
Investments measured at amortized cost	0.9	(20.7)	(52.6)	(148.0)
Dividends Received	-	-	5.7	0.4
2. Net cash generated (used) in investing activities	**(79.5)**	**(146.0)**	**(215.7)**	**(334.2)**
Financing activities				
Repayment of borrowings	(53.1)	(184.4)	(559.8)	(456.2)
Proceeds from borrowings	183.1	183.1	840.7	238.9
Lease Payments	(3.3)	(4.1)	(6.7)	(7.8)
3. Net cash generated (used) by financing activities	**126.7**	**(5.4)**	**274.2**	**(225.1)**
Cash and cash equivalents at the beginning of the period	**1,156.4**	**912.7**	**1,815.6**	**1,626.3**
Increase (decrease) in cash and cash equivalents (1+2+3)	194.4	(191.6)	(462.9)	(907.3)
Effects of exchange rate changes on cash and cash equivalents	(0.6)	(4.6)	(2.5)	(2.5)
Cash and cash equivalents at the end of the period	**1,350.2**	**716.5**	**1,350.2**	**716.5**

Derived from unaudited financial statements.

Embraer S.A. Consolidated Balance Sheet
(in millions of U.S. dollars)

Assets	1Q24	2Q24
Current		
Cash and cash equivalents	919.7	721.1
Financial investments	555.5	491.3
Trade accounts receivable	212.9	222.5
Derivative financial instruments	53.9	52.9
Customer and commercial financing	12.9	12.5
Contract assets	542.1	623.2
Inventories	3,120.7	3,245.9
Income tax and social contribution	211.4	220.9
Other assets	233.8	234.5
	5,862.9	**5,824.8**
Non-Current		
Financial investments	283.2	293.6
Contract assets	2.3	2.6
Derivative financial instruments	0.1	1.1
Customer and commercial financing	49.2	34.4
Trade accounts receivable	2.0	1.4
Deferred income tax and social contribution	126.6	131.5
Other assets	135.5	163.2
	598.9	**627.8**
Investments	53.2	47.5
Property, plant and equipment	1,790.8	1,852.0
Intangible assets	2,381.5	2,432.3
Right of use assets	86.4	91.7
	4,311.9	**4,423.5**
Total Assets	**10,773.7**	**10,876.1**

Financials derived from unaudited information.

Embraer S.A. Consolidated Balance Sheet
(in millions of U.S. dollars)

Liabilities	1Q24	2Q24
Current		
Trade accounts payable	922.1	1.041.2
Trade accounts payable - Supplier finance	40.3	47.9
Lease liabilities	15.4	16.3
Loans and financing	96.5	126.5
Other payables	397.1	343.9
Contract liabilities	1,995.4	1,922.1
Derivative financial instruments	61.8	55.0
Taxes and payroll charges payable	38.1	33.9
Income tax and social contribution	201.7	193.9
Unearned income	8.6	7.9
Provision	93.6	89.5
	3,870.6	**3,878.1**
Non-Current		
Lease liabilities	79.2	82.3
Loans and financing	2,527.8	2,533.3
Other payables	61.0	90.0
Contract liabilities	672.4	679.0
Derivative financial instruments	25.8	19.8
Taxes and payroll charges payable	17.2	15.4
Income tax and social contribution	5.1	4.6
Deferred income tax and social contribution	283.5	275.8
Unearned income	16.4	16.1
Provision	172.4	167.9
	3,860.8	**3,884.2**
Total Liabilities	**7,731.4**	**7,762.3**
Shareholders' equity		
Capital	1,551.6	1,551.6
Treasury shares	(28.2)	(28.2)
Revenue reserves	1.280.0	1.280.0
Share-based remuneration	47.0	47.8
Accumulated other comprehensive loss	(176.9)	(208.3)
Results from transactions with non-controlling shareholders	84.8	92.1
Retained earning	28.7	128.1
Non-controlling interests	255.3	250.7
Total Shareholders' equity	**3,042.3**	**3,113.8**
Total Liabilities And Shareholders' Equity	**10,773.7**	**10,876.1**

Financials derived from unaudited information.

Reconciliation of IFRS and "NON-GAAP" information

Free Cash Flow

We define **free cash flow** as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for the evaluation of certain aspects of our business. The company also believes some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the company for discretionary expenditures, since the company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently from Embraer for purposes of their earnings releases, which thus limits its usefulness for comparison between Embraer and other companies in the industry.

EBITDA LTM

Represents earnings before interest, taxation, depreciation, and amortization accumulated over a period of the last 12 months. It is not a financial measure of the company's financial performance under IFRS. EBIT, as mentioned in this press release, refers to earnings before interest and taxes, and for the purpose of reporting is the same as reported on the Income Statement as Operating Profit before Financial Income.

in millions of U.S. dollars

EBITDA RECONCILIATION / LTM** (IFRS)	2Q23	1Q24	2Q24
Net Income (loss) attributable to Embraer	(96.9)	263.5	381.7
Non-controlling interest	(20.2)	5.9	16.3
Income tax income (expense)	66.4	(12.5)	(28.9)
Financial income (expense), net	215.8	116.0	39.9
Foreign exchange gain (loss), net	8.9	(10.2)	8.4
Depreciation and amortization	196.0	210.3	212.9
EBITDA LTM	**370.0**	**573.0**	**630.3**

Financials derived from unaudited information
*** Last Twelve Months*

EBIT and EBITDA

Are presented because they are used internally as measures to evaluate certain aspects of the business. The company also believes some investors find them to be useful tools for measuring a company's financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the company's financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purpose of their earnings releases, which limits EBIT and EBITDA's usefulness as comparative measures.

in millions of U.S. dollars

EBITDA RECONCILIATION	2Q23	1Q24	2Q24	1H24
Net income (loss) attributable to Embraer	(18.8)	28.7	99.4	128.1
Non-controlling	(7.3)	3.7	3.1	6.8
Income tax (expense) income	25.3	0.6	8.9	9.5
Financial income, net	76.9	(24.4)	0.8	(23.6)
Foreign exchange gain (loss), net	(2.9)	(12.5)	15.7	3.2
Depreciation and amortization	49.0	40.3	51.6	91.9
EBITDA	**122.2**	**36.4**	**179.5**	**215.9**
EBITDA margin	9.5%	4.1%	12.0%	9.0%

Financials derived from unaudited information.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables below.

in millions of U.S. dollars

ADJUSTED EBIT RECONCILIATION	2Q23	1Q24	2Q24	1H24
Operating profit (loss) before financial income (EBIT)	73.2	(3.9)	127.9	124.0
Mark to market of Republic shares	2.0	-	-	-
Expenses related to Eve's Business	25.2	10.7	10.9	21.6
Eve Warrants	(0.5)	-	-	-
Adjusted EBIT	**99.9**	**6.8**	**138.8**	**145.6**
Adjusted EBIT margin %	7.7%	0.8%	9.3%	6.1%

Financials derived from unaudited information.

in millions of U.S. dollars

ADJUSTED EBITDA RECONCILIATION	2Q23	1Q24	2Q24	1H24
EBITDA	122.2	36.4	179.5	215.9
Mark to market of Republic shares	2.0	-	-	-
Expenses related to Eve's Business	25.2	10.7	10.9	21.6
Eve Warrants	(0.5)	-	-	-
Adjusted EBITDA	**148.9**	**47.1**	**190.4**	**237.5**
Adjusted EBITDA margin %	11.5%	5.2%	12.7%	9.9%

Financials derived from unaudited information.

Adjusted net income

Is a non-GAAP measure calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS, for purposes of the calculation of Embraer's Income Tax benefits (expenses), the company is required to record taxes resulting from gains or losses due to the impact of the changes in the Brazilian real to the US dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note taxes which results from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the company's consolidated Cash Flow statement, under Deferred income tax and social contribution.

in millions of U.S. dollars

ADJUSTED NET INCOME (LOSS) RECONCILIATION	2Q23	1Q24	2Q24	1H24
Net Income (loss) attributable to Embraer	(18.8)	28.7	99.4	128.1
Net change in deferred income tax & social contribution	0.9	(11.3)	(8.8)	(20.1)
Mark to market of Republic shares	1.3	-	-	-
Expenses related to Eve's Business including Financial Result	22.2	8.8	9.9	18.7
Eve Warrants including Financial Result	52.3	(39.0)	(20.1)	(59.1)
Adjusted net income (Loss)	**57.9**	**(12.8)**	**80.4**	**67.6**
Adjusted net margin	4.5%	-1.4%	5.4%	2.8%

Financials derived from unaudited information.

Working capital without Eve

Is a non-GAAP measure calculated by starting at selected Embraer's consolidated balance sheet figures and subtracting Eve's related working capital values. For working capital calculations, in the assets side of the balance sheet, we include inventories, trade accounts receivable, customer and commercial financing, contract assets and other assets. Meanwhile, in the liabilities side of the balance sheet, we include contract liabilities, trade accounts payable, supplier finance and other payables.

in millions of U.S. dollars

	Balance Sheet Data - Eve	2Q23	1Q24	2Q24	Δ qoq
	Inventories	-	1.2	1.4	0.2
	Trade accounts receivable	(0.3)	-	-	-
A	Customer and commercial financing	-	-	-	-
	Contract assets	-	-	-	-
	Other assets	86.5	88.3	94.0	5.7
	Contract liabilities	1.1	1.3	1.4	0.1
	Trade accounts payable	2.8	1.5	3.6	2.1
B	Trade accounts payable - Supplier finance	-	-	-	-
	Other payables	6.5	46.7	57.0	10.3
Working Capital (A-B)		**75.8**	**40.0**	**33.4**	**(6.6)**

Financials derived from unaudited information.

Ratios based on “NON-GAAP” information

CERTAIN FINANCIAL RATIOS	2Q23	1Q24	2Q24
Total debt to EBITDA (i)	9.4	4.6	4.2
Net debt to EBITDA (ii)	3.2	1.5	1.8
Net debt w/o Eve to Adjusted EBITDA (iii)	3.0	1.8	2.0
Total debt to capitalization (iv)	0.6	0.5	0.5
LTM EBITDA to financial expense (gross) (v)	2.1	3.2	3.6
LTM EBITDA (vi)	370.0	573.0	630.3
LTM Interest and commissions on loans (vii)	179.6	179.0	173.8
Adjusted LTM EBITDA w/o Eve (viii)	480.4	598.8	640.2

Financials derived from unaudited information.

(I) Total debt represents short and long-term loans and financing including Eve (USD billion).
(II) Net debt represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.
(III) Net debt w/o Eve represents cash and cash equivalents, plus financial investments and intercompany loan receivable, minus short and long-term loans, less Eve’s Net debt.
(IV) Total capitalization represents short and long-term loans and financing, plus shareholders equity (USD billion).
(V) Financial expense (gross) includes only interest and commissions on loans.
(VI) The table at the end of this release sets forth the reconciliation of Net income to EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (USD million).
(VII) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement (USD million).
(VIII) The table at the end of this release sets forth the reconciliation of Net income to Adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (USD million).

Investor Relations

CONFERENCE CALL INFORMATION
Embraer will host a conference call to present its 2Q24 Results on:

Thursday, Aug 8, 2024

ENGLISH: 8:00 AM (NYTime) / 9:00 AM (SPTime).
Simultaneous translation to Portuguese.

To access the webcast click here

Zoom webinar:

829 8775 0865

Or alternatively to participate by phone call:

U.S.:
+1(305)224-1968
+1(309)205-3325

Brazil:
+55(11)4632-2236
+55(11)4632-2237

Password: 829 8775 0865

We recommend you join 15 minutes in advance.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive Aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing after-sales service and support to customers.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting more than 145 million passengers a year.

Embraer is the main manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.

CHALLENGE.
CREATE.
OUTPERFORM.

CONTACT
investor.relations@embraer.com.br
+55 (11) 3040-6874

GUI PAIVA
Head of IR and M&A
gpaiva@embraer.com

PATRICIA MC KNIGHT
IR Manager
patricia.mcknight@embraer.com.br

VIVIANE PINHEIRO
IR Specialist
viviane.pinheiro@embraer.com.br

ELIANE FANIS
IR Specialist
eliane.fanis@embraer.com.br

MARILIA SABACK SGOBBI
IR Specialist
marilia.saback@embraer.com.br

MARCELO CUPERMAN
IR Analyst
marcelo.cuperman@embraer.com.br

ri.embraer.com.br/en